EXHIBIT 99.1

GOLD STANDARD TO BEGIN DRILLING NEXT MONTH ON THE PINION AND DARK STAR OXIDE GOLD DEPOSITS, RAILROAD-PINION PROJECT, CARLIN TREND NEVADA

April 28, 2015 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) today announced plans for the 2015 Phase 1 exploration program at its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend.  The $1.2 million program includes up to 6,000 m of RC drilling at the Pinion and Dark Star oxide gold deposits, and is designed to expand known resources and test new high value targets.  Funding for this program was obtained in the financing which closed on February 3, 2015.

Foundation for the 2015 program: 2014 Land Consolidation and Maiden Resources

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Since March of 2014, Gold Standard has successfully completed the land consolidation and the first NI 43-101 compliant resource estimate at the Pinion deposit.  The resource estimate included an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au.  Following the initial resource estimate, Gold Standard completed an additional 44 RC holes at Pinion.

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In December 2014, the Company completed a cost-effective land consolidation at the Dark Star oxide gold deposit which is located 2.1 km east of the Pinion deposit.   In March of 2015 the first Dark Star NI 43-101 compliant resource estimate was completed by APEX Geoscience.  The resource estimate included an Inferred Mineral Resource of 23.11 million tonnes grading 0.51 grams per tonne (g/t) gold (Au), totaling 375,000 ounces of gold using a cut-off grade of 0.14 g/t Au.

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The land consolidations also allowed Gold Standard to complete a 10 square kilometer soil grid over and west of the Pinion deposit, acquire CSAMT over the Bullion Fault Corridor and Dark Star, and complete geological mapping.   This work identified a variety of near-surface and deeper drill targets at Pinion and numerous drill targets at Dark Star, all of which have the potential to expand the existing mineral resources.

Key highlights of the 2015 Phase 1 program include:

Pinion

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Complete about 3,300 m of reverse-circulation (RC) drilling on new targets identified by geological mapping, gravity and the 2014 soil grid (click the following link for the Pinion area target map: http://goldstandardv.com/pinion-phase-1).  These targets are northwest of the Pinion resource along the strike extensions of the Main Zone and South faults.

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At Southeast Pinion, drill one 600 m RC hole within the footwall of the Bullion Fault Corridor to test for a repeated multi-lithic collapse breccia hosted gold zone beneath the Pinion resource.  This is a new target that emerged from deeper drilling and cross section interpretation in 2014.  The geologic setting and alteration in the target area are analogous to that of the lower zone mineralization at the North Bullion deposit 10 km to the north.

•	Design and initiate a metallurgical program to be completed in Phase 2.

Dark Star

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Drill six RC holes (about 2,100 m) to extend areas of known shallow oxide gold mineralization along strike and at depth, and to test new targets identified by the new 3D geological model and CSAMT grid (click the following link for the Dark Star area target map: http://goldstandardv.com/dark-star-phase-1).  Gold mineralization is related to a north to north-northeast-striking zone of alteration focused along west-dipping contacts with and within a coarse Pennsylvanian conglomerate and bioclastic limestone bearing unit.

•	Complete a 3.5 square kilometer soil grid designed to enhance near-surface oxide gold targets within the north-striking Dark Star structural and dike trend.

•	Complete 10 square kilometers of 1:6,000 geological mapping, and a 450 station gravity survey.

•	Design and initiate a metallurgical program to be completed in Phase 2.

Mac Jackson, Gold Standard’s Vice President of Exploration stated, “Our 2015 Phase 1 exploration program is a multi-faceted approach designed to 1) drill new untested targets, 2) continue to expand the Pinion and Dark Star deposits along strike, and 3) begin pre-development engineering, metallurgy and environmental studies at Pinion/Dark Star.  The identification of new targets is a product of our geologic work in 2014 and growing exploration experience at Railroad, which allows us to recognize high potential geologic settings.  In the big picture, we are stepping away from known deposits and drilling our first tests of new targets on the southern edge of the Railroad window, while also adding value through increasing the size of our known resources and initiating the pre-development studies to move them towards production.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the field to the sample preparation facility was continuously monitored. A blank or certified reference material was inserted approximately every forty samples. The samples are delivered to ALS Minerals preparation facility in Elko, NV where the samples are crushed, screened and pulverized.  Sample pulps are shipped to ALS Minerals certified laboratory in Vancouver, BC.  Pulps are digested and analyzed for gold using fire assay fusion and an ICP-AES finish on a 30 gram split.    All other elements are determined by a 2 acid ICP analysis at ALS Minerals in Vancouver.  Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The 2014 Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced September 10, 2014).  In addition to the  Pinion deposit NI43-101 compliant resource estimate, the Dark Star deposit, 2.1 km to the east of Pinion, now has an NI43-101 compliant resource estimate consisting of an Inferred Resource of  23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed financing are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a "reserve" unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Accordingly, information in this press release containing descriptions of the Company's mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com